EXHIBIT 12.2
JPMORGAN CHASE & CO.
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Year ended December 31, (in millions, except ratios)	2010
Excluding interest on deposits
Income before income tax expense	$24,859

Fixed charges:
Interest expense	9,357
One-third of rents, net of income from subleases (a)	578

Total fixed charges	9,935

Add: Equity in undistributed loss of affiliates	127

Income before income tax expense and fixed charges, excluding capitalized interest	$34,921

Fixed charges, as above	$9,935

Preferred stock dividends (pre-tax)	947

Fixed charges including preferred stock dividends	$10,882

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.21

Including interest on deposits
Fixed charges including preferred stock dividends, as above	$10,882
Add: Interest on deposits	3,424

Total fixed charges including preferred stock dividends and interest on deposits	$14,306

Income before income tax expense and fixed charges, excluding capitalized interest, as above	$34,921
Add: Interest on deposits	3,424

Total income before income tax expense, fixed charges and interest on deposits	$38,345

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.68

(a)	The proportion deemed representative of the interest factor.